TAG Oil Ltd.
www.tagoil.com

Corporate Office
534 17th Avenue SW
Suite400
Calgary, Alberta
T2S 0B1

ph 403-770-1934
fx 403-770-1935

Technical Office
146 Devon Street East
New Plymouth,
New Zealand

ph 64-3-541-9558
fx 64-3-541-8887

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) is dated August 19, 2005, for the period ended June 30, 2005 and should be read in conjunction with the Company’s unaudited consolidated interim financial statements and the audited consolidated financial statements and MD&A for the year ended March 31, 2005.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conduction foreign operations, potential delays or changes in plans with respect to exploration or capital expenditures.

Business

TAG Oil Ltd. is a Canadian oil and gas exploration company, headquartered in Calgary, Alberta, with operations in the Taranaki and Canterbury Basins of New Zealand. As of the date of this report, TAG holds interests in eight petroleum exploration permits, including two 100% held interests, in the commercially proven Taranaki Basin and three interests in the Canterbury Basin. Taranaki is a lightly explored area with a good discovery rate and the interests in Taranaki cover 48,000 net acres. The Company’s three interests in the Canterbury Basin cover 1.4 million net acres in the non-commercialized, but proven perspective for oil and gas discovery.

Results of Operations

The Company incurred a net loss for the first quarter of the 2006 fiscal year of $207,038 compared to $187,855 for the first quarter of the 2005 fiscal year.

The loss for the period ended June 30, 2005 consisted substantially of general and administrative (“G&A”) costs of $274,490 versus $116,608 for the same period last year. The main components of the $157,882 increase in G&A costs were related to an increase in directors fees of $59,219, an increase of $40,684 in filing, listing and transfer agent costs, an increase of $11,218 in professional fees consisting of audit, accounting and legal fees, an increase of $20,131 in shareholder relations and communications and an increase of $10,665 in travel costs. These costs increased due to an increase in corporate activity relating to the Company’s continuing steps to increase its exploration business.

Specifically, directors fees increased as a result of the Company’s consulting agreements with its President and its former Chairman of the board being in effect for the entire quarter as well as the Company’s policy to pay independent directors a monthly fee for their services as a director. Filing, listing and transfer agent costs increased as a result of the fees paid to list the Company on the TSX Venture Exchange as well as the final payment to the Company’s listing sponsor. Professional fees increased as a result of increased legal fees relating to the completion of the TSX Venture Exchange listing as well as legal work invoiced after year end relating to the Company’s private placement financing completed in March of 2005. Shareholder relations and communications increased as a result of printing and design work done for the 2005 annual report as well as minor updates to the Company’s website. The Company also incurred expenditures relating to steps it has taken to prepare the Company’s corporate materials and awareness program. Travel costs increased as a direct result of the increased activity relating to the Company’s oil and gas acquisition and exploration efforts.

In addition to the above, and due to the fluctuation of the U.S. dollar and the fact that substantially all of the Company’s cash balances and financings are in U.S. Dollars, the Company experienced a foreign exchange gain of $67,959 for the quarter versus a loss of $74,900 for the same period last year. Stock option compensation costs of $19,974 (June 30, 2004 - $Nil) were also recorded during the first quarter of the 2006 fiscal year resultingfrom the grant of 75,000 stock options to a director. Interest income increased to $26,179 for the period ending June 30, 2005, compared to $4,781 for the same period last year due to an increase in cash resulting from the Company’s financing activities carried out during the latter part of the 2005 fiscal year.

A comparative summary of the Company’s G&A costs for the comparable periods ending June 30, 2005 is as follows:

	2005	2004
Directors fees	$95,036	$35,817
Filing, listing and transfer agent	51,537	10,853
Exploration and reports	645	-
Office and Administration	27,973	11,012
Professional fees	19,710	8,492
Rent	8,914	8,815
Shareholder relations and communications	22,572	2,441
Travel	21,366	10,701
Wages and benefits	26,737	28,477
	$274,490	$116,608

Summary of Quarterly Results

2006	2005	2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
	$	$	$	$	$	$	$	$

Total Revenue	-	-	-	-	-	-	-	-

General and
administrative	(274,490)	(326,217)	(175,313)	(211,095)	(116,608)	(165,622)	(148,390)	(173,502)

Foreign Exchange	67,959	(59,228)	(56,994)	(21,467)	(74,900)	(15,815)	(649)	642

Stock option
compensation	(19,974)	(185,395)	-	-	-	-	-	-

Other	19,467	3,970	962	4,255	3,653	1,985	3,871	21,406

Net loss	(207,038)	(566,870)	(231,345)	(228,307)	(187,855)	(179,452)	(145,168)	(151,454)

Basic loss per share	(0.01)	(0.04)	(0.02)	(0.02)	(0.02)	(0.02)	(0.01)	(0.02)

Capital Expenditures
During the three month period ended June 30, 2005, the Company incurred $229,133 worth of expenditures on its oil and gas exploration properties. This compares to $263,223 of expenditures during the same period last year. The primary capital expenditures during the quarter were related to costs associated with the completion of the Company’s 3-D seismic program on PEP 38757 and the gas sniffer tests and seismic re-processing on PEP 38758, the Company’s two 100% held properties. The Company also incurred costs associated with geology and geophysics and driling preparation work for three upcoming, non-operated, wells being the Supplejack-1 well on PEP 38741, the Richmond-1 well on PEP 38745 and the Konini-1 well on PEP 38751. Please refer to Note 4 of the audited consolidated financial statements for further information.

As at the date of this report the Supplejack-1 well had reached its total measured depth of 2,575 meters with wireline logging also being completed. Production casing has been run and production testing of two potential hydrocarbon zones will commence shortly.

The Company has the following commitments for Capital Expenditure at June 30, 2005:
Contractual Obligations	Total $	Less than One Year $
Long term Debt	-	-
Operating Leases	-	-
Purchase Obligations	-	-
Other long-term obligations (1)	2,590,500	2,590,500
Total Contractual Obligations (2)	2,590,500	2,590,500

(1)	The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration permit obligations.
(2)
The Company’s total commitments include only those that are required to be incurred to maintain the permit in good standing during the current permit term and prior to the Company committing to the next stage of the permit term where additional expenditures would be required.

The Company’s commitments shown above totalling $2,590,500 include participating in drilling an exploration well with its JV partners on PEP 38741 (TAG interest 20%), PEP 38745 (TAG interest 16.67%), PEP 38751 (TAG Interest 33.33%) and PEP 38765 (TAG interest 10%). In addition, the Company intends to drill an exploration well on its 100% held interest in PEP 38757. Other major expenditures relate to the acquisition of new seismic onshore in PEP 38256 (TAG interst 53.84%) and PEP 38758 (TAG interest 100%) and offshore on PEP 38480 (TAG interest 25%). At the date of this report, the JV of PEP 38480 has not met the commitments described in the permit terms to maintain this permit in good standing. Although the Company is currently negotiating an amendment to the terms of the permit with the Ministry of Economic Development in New Zealand, if new terms are not agreed, the JV may be required to relinquish the permit.

The Company may seek to significantly reduce certain of these commitments through farm-out or extensions. If a farm-out or extension is achieved the expenditures listed above may be reduced.

Liquidity and Capital Resources
The Company began the 2006 fiscal year with 26,026,081 common shares issued and outstanding. No financing activities occurred during the quarter ending June 30, 2005. Subsequent to quarter end and to the date of this report, warrants to acquire 100,000 shares of the Company were exercised at a price of US$0.60 per share.

The Company ended the quarter with $5,403,110 (June 30, 2004: $1,587,723) in cash and cash equivalents and $5,591,161 (June 30, 2004: $1,701,241) in working capital. This compares to $6,368,935 in cash and cash equivalents and $6,010,158 in working capital for the year ended March 31, 2005.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company has no off-balance sheet arrangements or proposed transactions.

Transactions with Related Parties Subsequent to March 31, 2005
Please refer to Note 4 of the consolidated interim financial statements for details of related party transactions during the three month period ended June 30, 2005 and Note 6 for details of transactions that occurred subsequent to June 30, 2005.

Business Risks and Uncertainties
The business risks for the Company have not materially changed from the disclosure in the 2005 year end MD&A.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

BANKER
DIRECTORS AND OFFICERS	Bank of Montreal
Drew Cadenhead	Vancouver, British Columbia
President, CEO and Director
Calgary, Alberta	LEGAL COUNSEL
Lang Michener
Garth Johnson	Vancouver, British Columbia
Secretary, CFO and Director
Surrey, British Columbia	Chapman Tripp
Wellington, New Zealand
Paul Infuso
Director	AUDITORS
Winnipeg, Manitoba	De Visser Gray
Chartered Accountants
James Smith	Vancouver, British Columbia
Director
Calgary, Alberta	REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
CORPORATE OFFICE	100 University Avenue, 9th Floor
Suite 400, 534 17th Avenue	Toronto, Ontario
Calgary, Alberta	Canada M5J 2Y1
Canada T2S 0B1	Telephone: 1-888-661-5566
Telephone: 1-403-770-1934	Facsimile: 1-604-661-9480
Facsimile: 1-403-770-1935
ANNUAL GENERAL MEETING
SHAREHOLDER RELATIONS	The Annual General Meeting will be held
Telephone: 1-866-643-8145	on September 9, 2005 at 10:00am at the
Email: ir@tagoil.com	offices of Lang Michener located at
Suite 1500, 1055 West Georgia Street
REGIONAL EXPLORATION OFFICE	Vancouver, B.C. V6Z 2S3
146 Devon Street East
New Plymouth	SHARE LISTING
New Zealand	TSX Venture Exchange
Trading Symbol: TAO
SUBSIDIARIES
TAG Oil (NZ) Limited	OTC Bulletin Board
TAG Oil (Canterbury) Limited	Trading Symbol: TAGOF

SHARE CAPITAL	WEBSITE
At August 19, 2005, there were	www.tagoil.com
26,126,081 shares issued and outstanding.
Fully diluted: 36,435,076 shares